Exhibit 99.2

AMERICAN FARMLAND COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
American Farmland Company
New York, New York

        We have audited the accompanying consolidated balance sheets of American Farmland Company and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement Schedule listed in the Index at Item 8. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Farmland Company and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York
March 30, 2016

American Farmland Company and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2015	2014
ASSETS:
Investments in real estate—net	$171,342,731	$140,104,858
Cash and cash equivalents	14,518,788	7,466,642
Rent receivable	1,766,254	1,549,175
Deferred financing costs, net	558,992	146,467
Deferred offering costs	—	1,363,388
Other assets	2,099,336	466,282

Total assets	$190,286,101	$151,096,812

LIABITILIES AND EQUITY:
LIABILITIES:
Borrowings under credit facilities	$27,200,000	$20,400,000
Accrued expenses and other liabilities	2,377,305	2,856,580
Subscription received in advance	—	5,250,000
Performance fee payable to AFA	—	1,231,398
Legacy performance fee payable to Agricultural Sub-Adviser	1,106,307	—
Management fee payable to AFA	—	331,143
Unearned rent	834,858	1,587,976

Total liabilities	31,518,470	31,657,097

Commitments and contingencies
EQUITY:
Common stock, $0.01 par value—300,000,000 shares authorized; 16,890,847 shares issued and outstanding at December 31, 2015 and 10,436,902 shares issued and outstanding at December 31, 2014	168,908	104,369
Preferred stock, $0.01 par value—0 shares issued and outstanding at December 31, 2015 and 29 shares issued and outstanding at December 31, 2014	—	—
Additional paid-in-capital	149,846,969	105,445,855
Accumulated deficit	(17,644,793)	(6,672,472)

Company stockholders' equity	132,371,084	98,877,752
Non-controlling interests in operating partnership	26,396,547	20,561,963

Total equity	158,767,631	119,439,715

Total liabilities and equity	$190,286,101	$151,096,812

The accompanying notes are an integral part of these financial statements.

American Farmland Company and Subsidiaries

Consolidated Statements of Operations

	For the Years Ended December 31,
	2015	2014	2013
OPERATING REVENUES:
Fixed rent	$5,273,436	$3,289,130	$3,191,581
Participating rent	4,307,950	3,608,309	2,070,989
Recovery of real estate taxes	484,983	310,643	317,561
Other income	82,667	52,981	135,803

Total operating revenues	10,149,036	7,261,063	5,715,934

OPERATING EXPENSES:
Depreciation	2,027,091	1,530,911	1,265,275
Management and performance fees—related party	2,884,756	2,528,255	2,060,741
Property operating expenses	1,594,177	1,351,655	1,083,729
Acquisition—related expenses	—	44,712	431,309
Professional fees	1,020,882	406,008	342,291
Internalization expense	9,794,745	—	—
Sub-advisory fees	413,930	—	—
General and administrative expenses	912,489	273,321	175,491

Total operating expenses	18,648,070	6,134,862	5,358,836

OPERATING (LOSS) INCOME	(8,499,034)	1,126,201	357,098

Other (income) expense:
Interest income	(1,404)	(1,980)	(23,483)
Interest expense and financing costs	594,822	119,094	10,382

Total other expense (income)	593,418	117,114	(13,101)

(LOSS) INCOME BEFORE (LOSS) GAIN ON SALE OF ASSETS	(9,092,452)	1,009,087	370,199
(Loss) gain on sale of assets	(29,414)	47,701	463,478

(LOSS) INCOME BEFORE INCOME TAXES	(9,121,866)	1,056,788	833,677
Income tax provision	165,848	—	—

NET (LOSS) INCOME	(9,287,714)	1,056,788	833,677
Less net (loss) income attributable to non-controlling interests	(1,413,105)	346,071	280,226

NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(7,874,609)	$710,717	$553,451

(LOSS) EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$(0.65)	$0.07	$0.06
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	12,041,532	10,404,087	10,039,722

The accompanying notes are an integral part of these financial statements.

American Farmland Company and Subsidiaries

Consolidated Statements of Changes in Equity

	No. of Shares	Common Stock	Preferred Stock	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Non- Controlling Interests	Total Equity
BALANCE—January 1, 2013	10,256,069	$102,560	$—	$103,392,141	$—	$(3,073,846)	$20,448,075	$120,868,930
Issuance of stock—securities sales	154,710	1,547	—	1,687,453	—	—	61,813	1,750,813
Repurchases of stock	—	—	—	—	(4,362,265)	—	—	(4,362,265)
Issuance of stock—reinvestment of dividends	33,805	338	—	370,000	—	—	—	370,338
Offering costs	—	—	—	(42,517)	—	—	(9,192)	(51,709)
Net income	—	—	—	—	—	553,451	280,226	833,677
Dividends and distributions*	—	—	—	—	—	(2,259,525)	(314,000)	(2,573,525)

BALANCE—December 31, 2013	10,444,584	104,445	—	105,407,077	(4,362,265)	(4,779,920)	20,466,922	116,836,259

Retirement of treasury stock	(405,200)	(4,052)	—	(4,358,213)	4,362,265	—	—	—
Issuance of stock—securities sales	366,768	3,668	—	4,096,332	—	—	60,000	4,160,000
Issuance of stock—reinvestment of dividends	30,750	308	—	350,890	—	—	—	351,198
Offering costs	—	—	—	(50,231)	—	—	(10,707)	(60,938)
Net income	—	—	—	—	—	710,717	346,071	1,056,788
Dividends and distributions*	—	—	—	—	—	(2,603,269)	(300,323)	(2,903,592)

BALANCE—December 31, 2014	10,436,902	104,369	—	105,445,855	—	(6,672,472)	20,561,963	119,439,715

Issuance of stock—securities sales pre Offering	453,945	4,539	—	5,245,461	—	—	—	5,250,000
Issuance of stock—securities sales from Offering	6,000,000	60,000	—	47,940,000	—	—	—	48,000,000
Issuance of common units—internalization	—	—	—	—	—	—	7,891,504	7,891,504
Redemption of preferred stock	—	—	—	(31,900)	—	—	—	(31,900)
Offering costs	—	—	—	(8,752,447)	—	—	—	(8,752,447)
Net loss	—	—	—	—	—	(7,874,609)	(1,413,105)	(9,287,714)
Dividends and distributions*	—	—	—	—	—	(3,097,712)	(643,815)	(3,741,527)

BALANCE—December 31, 2015	16,890,847	$168,908	$—	$149,846,969	$—	$(17,644,793)	$26,396,547	$158,767,631

*
For full detail of dividends paid refer to Note 8 (Stockholders' Equity)

The accompanying notes are an integral part of these financial statements.

American Farmland Company and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(9,287,714)	$1,056,788	$833,677
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	2,027,091	1,530,911	1,265,275
Loss (gain) on sale of assets	29,414	(47,701)	(463,478)
Amortization of deferred financing costs	80,272	—	—
Internalization expense	9,794,745	—	—
Changes in operating assets and liabilities:
Decrease (increase) in other assets	44,455	(1,205,892)	(735,452)
(Increase) decrease in rent receivable	(217,079)	(1,132,731)	59,224
(Decrease) increase in unearned rent	(753,118)	583,518	165,040
Increase in accrued expenses and other liabilities	347,243	1,604,395	568,981
Increase in legacy performance fee payable to Agricultural Sub-Adviser	2,027	—	—
(Decrease) increase in performance fee payable to AFA	(1,231,398)	382,047	536,697
(Decrease) increase in management fee payable to AFA	(331,143)	21,013	9,228

Net cash provided by operating activities	504,795	2,792,348	2,239,192

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of real estate investments	(25,075,168)	(19,820,569)	(25,256,859)
Capital expenditures on real estate investments	(9,182,908)	(7,172,459)	(4,481,159)
Proceeds from sale of assets	4,330	257,675	1,682,598
Cash acquired in Internalization Transaction	102,050	—	—
Deposits for acquisition of real estate investments	(1,500,000)	—	(50,000)

Net cash used in investing activities	(35,651,696)	(26,735,353)	(28,105,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock—securities sales	48,000,000	4,160,000	1,549,813
Repurchases of stock	—	—	(4,362,265)
Redemption of preferred stock	(31,900)	—	—
Proceeds from borrowings under credit facility	31,800,000	20,400,000	—
Repayment of borrowings under credit facility	(25,000,000)	—	—
Subscriptions received in advance	—	5,250,000	—
Offering costs paid	(8,358,303)	(60,938)	(51,709)
Financing costs paid	(492,797)	—	—
Dividends paid to shareholders	(3,074,138)	(2,252,148)	(2,043,912)
Distributions paid to non-controlling interests	(643,815)	(300,323)	(314,000)

Net cash provided by (used in) financing activities	42,199,047	27,196,591	(5,222,073)

Net increase (decrease) in cash and cash equivalents	7,052,146	3,253,586	(31,088,301)
Cash and cash equivalents at beginning of year	7,466,642	4,213,056	35,301,357

Cash and cash equivalents at end of year	$14,518,788	$7,466,642	$4,213,056

NONCASH INVESTING ACTIVITY:
Deposits for real estate investments paid in 2013, which closed in 2014	$—	$50,000	201,590
Fixed asset acquired in Internalization Transaction	1,228	—	—
Capital expenditures payable in subsequent year	152,944	—	—
Other assets acquired in Internalization Transaction	177,509	—	—
Accrued expenses acquired in Internalization Transaction	219,748	—	—
Legacy performance fee payable to Agricultural Sub-Adviser acquired in Internalization Transaction	1,104,280	—	—

NONCASH FINANCING ACTIVITIES:
Reinvestment of dividends	$—	$351,198	$370,338
Dividend declared in one year and paid in subsequent year	220,954	197,380	197,457
Subscriptions received in prior year	5,250,000	—	201,000
Operating Partnership Units issued pursuant to the Internalization Transaction	7,891,504	—	—
Reduction of equity related to offering costs	8,752,447	—	—
Deferred offering costs	8,248,527	—	—

SUPPLEMENTAL DISCLOSURE
Cash interest paid	$499,533	$76,788	—
Cash paid for income taxes	79,832	—	—

The accompanying notes are an integral part of these financial statements.

American Farmland Company

Notes to Consolidated Financial Statements

1. ORGANIZATION

        American Farmland Company (together with its subsidiaries, the "Company"), a Maryland corporation, was established on October 9, 2009, and commenced its operations on October 15, 2009, for purposes of investing in farmland principally located in the United States. The Company conducts all of its activities through American Farmland Company L.P. (the "Operating Partnership"), a Delaware limited partnership. The Company owned 83.8% and 80.8% of the limited partnership interests in the Operating Partnership at December 31, 2015 and 2014, respectively.

        The Company is the sole general partner of the Operating Partnership. Prior to its internalization on October 23, 2015 (the "Internalization Transaction"), American Farmland Advisors LLC ("AFA") was the external advisor of the Operating Partnership as well as its co-general partner (see Note 7).

        American Farmland TRS LLC ("AFC TRS LLC"), a Delaware limited liability company, was formed originally to hold part of the interest in AFA held by one of the owners of AFA and was acquired by the Operating Partnership as part of the Internalization Transaction. We have elected for AFC TRS LLC to be taxed as a taxable REIT subsidiary ("TRS"). It is currently anticipated that its income will predominately consist of its share of the income earned by AFA. Since we indirectly own 100% of the voting securities of AFC TRS LLC, the financial position and results of operations of AFC TRS LLC are consolidated within our financial statements. AFCO CA TRS LLC ("California TRS"), a Delaware limited liability company, was formed to acquire the non-real estate related assets from one of our 2015 acquisitions upon the expiration of the lease with the tenant or earlier under certain circumstances. We have elected for California TRS to be taxed as a TRS. It is currently anticipated that its income will predominately consist of fees earned from the renting of the non-real estate related assets at the end of the lease with the current tenant. Since we indirectly own 100% of the voting securities of California TRS, the financial position and results of operations of California TRS are consolidated within our financial statements.

        All subsequent references in this report to the "Company," "we," "us" and "our" refer, collectively, to American Farmland Company, the Operating Partnership, AFA and the Operating Partnership's subsidiaries, unless the context otherwise requires or where otherwise indicated.

        On October 19, 2015, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-11, as amended (File No. 333-205260) in connection with the Company's initial public offering, pursuant to which it registered and sold 6,000,000 shares of the Company's common stock, including 419,900 shares pursuant to a directed shares program, for an aggregate offering amount of approximately $48 million (the "Offering"). The Offering was completed on October 23, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain prior year balances have been reclassified in order to conform to current year

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

presentation. The comparative amount for other assets on the consolidated balance sheet has been reclassified to reflect separate amounts for deferred financing costs and deferred offering costs.

        Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Our cash and cash equivalents at December 31, 2014 included investments in a money market fund and a commercial paper fund in the amount of $842,305, which were Level 1 assets. There are no such investments at December 31, 2015.

        The Company maintains cash balances in major banks which, at times, may exceed the limits of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company had funds on deposit in excess of amounts insured by the FDIC; however, the Company believes the credit risk related to these deposits is minimal.

        Investments in Real Estate—Investments in real estate consist of farmland and improvements made to the farmland, consisting of buildings; wells, irrigation and drain systems; and trees and vines acquired in connection with the land purchase. Investments in real estate are recorded at cost. Improvements, replacements and costs of development for new trees and vines or the repurposing of raw land are capitalized when they extend the useful life or improve the use of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives range from seven to eighteen years for land improvements, twenty-five to thirty years for buildings, five to thirty years for trees and vines, and five to eight years for fixtures and equipment.

        In some cases we acquire farmland without a lease in place, with newly-originated leases where the seller or related party is not the tenant, or in sale-leaseback transactions with newly-originated leases. These transactions are accounted for as asset acquisitions under Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment." In the case of an asset acquisition, the transaction costs incurred are capitalized as part of the purchase price of the asset.

        Other acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that is assumed at the time of acquisition, which are considered to be business combinations under ASC 805 "Business Combinations." ASC 805 requires that all transaction costs related to the acquisition be expensed as incurred, rather than capitalized.

        The Internalization Transaction included, among other things, the acquisition of AFA. The Internalization Transaction was treated as a business combination under ASC 805, and the excess of the consideration over the fair value of the net liabilities assumed from AFA together with $860,000 of transaction costs associated with the Internalization Transaction were expensed in 2015.

        Whether an acquisition is treated as an asset acquisition under ASC 360 or a business combination under ASC 805, the purchase price must be allocated to the tangible assets acquired and liabilities assumed (if any) consisting of land, buildings, improvements, trees and vines, long-term debt (if any), and identifiable intangible assets and liabilities, typically the value of any in-place leases, as well as above-market and below-market leases, based in each case on their fair values.

        Management's estimates of fair value are made using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach, and an income capitalization approach (utilizing a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical, expected lease-up periods,

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

taking into consideration current market conditions and costs to execute similar leases and the commodity prices for the crops grown and productivity on such properties, where the lease will include a participation in the gross revenues earned by the tenant. Management also considers information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which primarily range from 3 to 12 months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including legal and other related expenses, to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. Management allocates purchase price to the fair value of the tangible assets and liabilities of an acquired property by valuing the property as if it were vacant. The "as-if-vacant" value is allocated to land, buildings, improvements and trees and vines based on management's determination of the fair values of these assets.

        Above-market and below-market in-place lease values for acquired properties are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining, non-cancelable term of the lease. The total amount of other intangible assets or liabilities acquired will be further allocated to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease. When determining the non-cancelable term of the lease, fixed-rate renewal options, if any, are evaluated to see if they should be included. Prior to 2013, all acquired leases were determined to be at market. In connection with one of our 2013 acquisitions, we allocated $125,000 of the purchase price to a below-market lease, which terminated December 15, 2014. The fair value of this capitalized below-market lease intangible was amortized into rental income over the non-cancelable term of the lease. $106,481 was amortized in 2014 and $18,519 in 2013. The value of in-place leases is amortized over the remaining term of the lease. Should a tenant terminate its lease, the unamortized portion of any above-market and below-market lease values, in-place lease values and any associated intangibles will be immediately charged to the related income or expense.

        We account for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, "Property, Plant, and Equipment," which requires us to periodically review the carrying value of each property to determine whether circumstances indicate impairment of the carrying value of the investment exists or if depreciation periods should be modified. If circumstances support the possibility of impairment, we prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine whether the carrying value of the investment in such property is recoverable. In performing the analysis, we consider such factors as agricultural and business conditions in the regions in which our farms are located, and the development period (if applicable), and whether there are indications that the fair value of the real estate has decreased. If the carrying amount is more than the aggregate undiscounted future cash flows, we would recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the property.

        We evaluate our entire property portfolio each quarter for any impairment indicators and perform an impairment analysis. We concluded that none of our properties were impaired as of December 31,

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2015 or 2014 and we will continue to monitor our portfolio for any indicators of impairment. There have been no impairments recognized on real estate assets since our inception.

        Earnings Per Share—Basic earnings per share is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the period, plus other potentially dilutive securities such as stock grants (if applicable) or shares that would be issued in the event that Common Units are redeemed for shares of common stock. No adjustment is made for shares that are anti-dilutive during a period.

        Non-Controlling Interests—Non-controlling interest is the portion of capital in the Operating Partnership not attributable to the Company. Our non-controlling interests relate to the capital accounts of affiliates of the members of AFA (the "Founders"), the interests acquired by the owners of AFA pursuant to the Internalization Transaction and until October 23, 2015, the de minimis capital account of AFA in the Operating Partnership. Non-controlling interests are reported in equity on the consolidated balance sheets but separate from the Company's stockholders' equity. On the consolidated statements of operations, the Operating Partnership is reported at the consolidated amount, including both the amount attributable to the Company and non-controlling interests.

        Rent receivable—Rent receivable is presented at face value, net of the allowance for doubtful accounts, if any. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions. The allowance for doubtful accounts was $0 as of December 31, 2015 and 2014.

        Deferred financing costs—Deferred financing costs consist of costs incurred to obtain financing, including legal fees, up-front commitment fees, administrative fees and in some cases, mortgage recording taxes. Costs associated with our borrowings are deferred and amortized over the terms of the respective credit facilities using the straight-line method, which approximates the effective interest method. Accumulated amortization of deferred financing costs was $116,793 and $36,521 as of December 31, 2015 and 2014, respectively. Total amortization expense related to deferred financing costs amounting to $80,272, $33,493 and $3,028 for the years ended December 31, 2015, 2014 and 2013, respectively, is included in interest expense and financing costs on the accompanying consolidated statements of operations. See Note 6, "Borrowings under Credit Facilities," for further discussion on these related financings.

        Deferred offering costs—We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin ("SAB"), Topic 5.A, which states that incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the Offering. Accordingly, we record costs incurred related to public offerings of equity securities on our consolidated balance sheet and pro-ratably apply these amounts to the proceeds of equity as stock is issued. The deferred offering costs on our consolidated balance sheet as of December 31, 2014 were applied to the proceeds of equity in connection with the Offering in the fourth quarter of 2015.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other assets—Other assets primarily comprise prepaid expenses, deposits on potential farm acquisitions ($1.5 million as of December 31, 2015), deposits on trees to be acquired for development purposes and other miscellaneous receivables.

        Fair value of financial instruments—The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC 825 "Financial Instruments" approximates the carrying amounts presented in the consolidated balance sheets.

        Operating Revenues—All leases on farms are classified as operating leases and the related base or fixed rental income from the farms is recognized on a straight-line basis commencing from the effective date of the lease or the acquisition date of the property in the case of in-place leases on properties acquired. Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to rent receivable. Participating rent is recorded when all contingencies have been resolved such that the tenant is entitled to gross revenues from a packing house, wine producer, shipper, huller processor or other marketing, processing or distributing entity, or crop insurance which enables the Company to estimate and/or measure its share of such gross revenues. As a result, depending on the circumstances described above for a particular lease, in certain instances, participating rent will be recognized by the Company in the year the crop was harvested, and in other instances, participating rent will be recognized partially in the year of the harvest and the balance in the year following the harvest.

        Recovery of expenses represents revenues from tenant leases that provide for the recovery of all or a portion of the real estate taxes of the respective property. The revenue is accrued in the same periods as the expense is incurred.

        Income Taxes—The Operating Partnership qualifies as a partnership for U.S. federal income tax purposes. No provision has been made in the accompanying financial statements for federal, state or local income taxes for the Operating Partnership, as each partner is individually responsible for reporting their share of the Partnership's income or loss on their own tax returns. The Company operates in a manner intended to enable it to qualify as a REIT under Sections 856-860 of the Code. Under these sections, a real estate investment trust, which distributes at least 90% of its real estate investment trust taxable income (determined without regard to the deduction for dividends paid and excluding capital gains) to its stockholders each year and that meets certain other conditions, will not be subject to federal income taxes on that portion of its taxable income that is distributed to its stockholders. To the extent that the Company satisfies its annual distribution requirement but distributes less than 100% of taxable income, it will be subject to an excise tax on undistributed taxable income. The Company is subject to federal income taxation in the event it generates taxable income from prohibited transactions. The consolidated statement of operations for the year ended December 31, 2015 includes $165,848 as a provision for income taxation resulting from prohibited transactions. The prohibited transactions arise from revenue received from the sale of crops grown on farms undergoing development before the trees get to their fully mature and leasable stage. Additionally, the Company consolidates within its financial statements the results of two TRSs, AFC TRS LLC and AFCO CA TRS LLC. The income taxes arising from these two TRSs have been de minimis to date.

        The income tax provision reported represents the 100% tax attributed to the prohibited transactions of the Company. As such, no rate reconciliation is applicable.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company accounts for certain tax positions in accordance with ASC 740 "Income Taxes." ASC No. 740-10-65 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC No. 740-10-65, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has greater than 50% likelihood of being realized upon ultimate settlement. ASC No. 740-10-65 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods and requires increased disclosures.

        As of December 31, 2015 and 2014, the Company does not have a liability for uncertain tax positions. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of the income tax provision. As of December 31, 2015, the tax years ended December 31, 2012 through December 31, 2015 remain open for an audit by the Internal Revenue Service.

        Management does not believe the Company has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

        New Accounting Pronouncements—In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) ("ASU 2014-08"). ASU 2014-08 changes the criteria for a disposal to qualify as a discontinued operation and requires additional disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. ASU 2014-08 was effective for us on January 1, 2015. This pronouncement has had no impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 provides additional guidance for management to reassess revenue recognition as it relates to: (1) transfer of control, (2) variable consideration, (3) allocation of transaction price based on relative standalone selling price, (4) licenses, (5) time value of money and (6) contract costs. Further disclosures will be required to provide a better understanding of revenue that has been recognized and revenue that is expected to be recognized in the future from existing contracts. ASU 2014-09 is effective for us on January 1, 2018, with early adoption permitted as of January 1, 2017. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) ("ASU 2014-15"). ASU 2014-15 requires management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is still present and

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 is effective for us on January 1, 2017, with early adoption permitted. We are currently evaluating the impact ASU 2014-15 will have on our consolidated financial statements.

        In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). ASU 2015-02 significantly changes the consolidation analysis required under U.S. GAAP. The new standard changes the way a reporting entity evaluates whether (a) limited partnerships and similar entities should be consolidated, (b) fees paid to decision makers or service providers are variable interests in a variable interest entity ("VIE"), and (c) variable interests in a VIE held by related parties require the reporting entity to consolidate the VIE. ASU 2015-02 also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. ASU 2015-02 is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We intend to adopt this pronouncement in 2016, and do not anticipate a material impact on our consolidated financial statements.

        In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which simplifies the presentation of debt issuance costs. ASU 2015-03 is effective for annual and interim reporting periods beginning after December 15, 2015, with early adoption permitted. We intend to adopt this pronouncement in 2016, and do not anticipate a material impact on our consolidated financial statements. We currently have a borrowing under credit facilities and the related costs of such credit facilities will be deferred and presented as an asset.

        In August 2015, the FASB issued ASU No. 2015-15, Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("ASU 2015-15"), which codifies an SEC staff announcement that entities are permitted to defer and present debt issuance costs related to line of credit arrangements as assets. ASU 2015-15 was effective immediately. We have assessed the impact of ASU 2015-15 and identified no material impact on our consolidated financial statements.

        In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments ("ASU 2015-16"), which pertains to entities that have reported provisional amounts for items in a business combination for which the accounting is incomplete by the end of the reporting period in which the combination occurs and during the measurement period have an adjustment to provisional amounts recognized. The guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. Any adjustments should be calculated as if the accounting had been completed at the acquisition date. ASU 2015-16 is effective for annual and interim periods beginning after December 15, 2015, with early adoption permitted. We intend to adopt this pronouncement in 2016, and do not anticipate a material impact on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financing leases and operating leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the impact ASU 2016-02 will have on our consolidated financial statements.

3. FAIR VALUE MEASUREMENTS

        ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a hierarchy for inputs used in valuation techniques to measure fair value and prioritizes those inputs that are observable (inputs based on independent market data) and those inputs that are unobservable (inputs developed internally). Cash equivalents measured at fair value are classified in one of the following fair value hierarchy levels based on the lowest level of input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities; and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities:

          Level 1—unadjusted quoted prices in active markets for identical assets or liabilities;

          Level 2—quoted prices in markets that are not active for identical or similar assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are observable or can be corroborated by observable market data;

          Level 3—inputs that are unobservable and significant to the fair value measurement, including inputs that are not derived from market data or cannot be corroborated by market data.

4. INVESTMENTS IN REAL ESTATE

        Investments in real estate as of December 31, 2015 and 2014 are comprised of the following:

	2015	2014
Land	$110,263,183	$98,568,755
Land improvements	4,619,110	2,518,785
Buildings	1,191,000	1,191,000
Trees and vines	36,746,042	23,967,899
Development costs	19,892,332	15,435,912
Fixtures and equipment	3,898,916	1,958,160

	176,610,583	143,640,511
Less accumulated depreciation	(5,267,852)	(3,535,653)

Investments in real estate, net	$171,342,731	$140,104,858

        Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $2,027,091, $1,530,911 and $1,265,275, respectively.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

  New Real Estate Activity

  2015 Real Estate Activity

        On August 18, 2015, the Company closed on a second tranche of a property for Golden Eagle Ranch located in Merced County, California (135 gross acres—130 tillable) for the purchase price of $5,135,000. The Company incurred $72,139 in acquisition costs associated with this purchase. The property is planted with almonds. The purchase of this property was treated as an asset acquisition.

        On August 21, 2015, the Company closed on the purchase of a property for Kingfisher Ranch located in Fresno County, California (623 gross acres—511 tillable) for the purchase price of $19,637,000. The Company incurred $231,029 in acquisition costs associated with this purchase. The property is planted with pistachios. The purchase of this property was treated as an asset acquisition.

        We determined the allocation of the purchase price of the assets acquired during the year ended December 31, 2015 to be as follows:

Farm	Land	Land improvements	Trees and vines	Development costs	Fixtures and equipment	Total purchase price
Golden Eagle Ranch (second tranche)	$3,697,262	$76,031	$1,433,846	$—	$—	$5,207,139
Kingfisher Ranch	8,015,361	606,973	9,929,978	860,487	455,230	19,868,029

	$11,712,623	$683,004	$11,363,824	$860,487	$455,230	$25,075,168

  2014 Real Estate Activity

        On February 25, 2014, the Company closed on a second tranche of a property for Hawk Creek Ranch located in Yolo County, California (approximately 180 gross acres—164 tillable) for the purchase price of $1,771,929. The Company incurred $41,209 in acquisition costs associated with this purchase. The property was farmed for row crops, but it has been cleared and leveled for development for pistachios together with the first tranche of the Hawk Creek property. The purchase of this property was treated as a business combination and it is now in development.

        On November 14, 2014, the Company closed on Falcon Farms, comprising two properties located in Dougherty County, Georgia and Lowndes County, Alabama (aggregating to 1,840 gross acres—1,165 tillable) for the combined purchase price of $8,000,000. The Company incurred $130,039 in acquisition costs associated with this purchase. The properties are currently farmed for pecans. The purchase of these properties was treated as an asset acquisition.

        On December 9, 2014, the Company closed on a vineyard adjacent to, and aggregated with, Kimberly Vineyard in Monterey County, California (approximately 175 gross acres—164 tillable) for the purchase price of $9,800,000. The Company incurred $135,748 in acquisition costs associated with this purchase. The vineyard is currently planted with pinot noir and chardonnay grapes. The purchase of this property was treated as an asset acquisition.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

        We determined the allocation of the purchase price of the assets acquired during the year ended December 31, 2014 to be as follows:

Farm	Land	Land improvements	Buildings	Trees and vines	Development costs	Fixtures and equipment	Total purchase price
Hawk Creek Ranch (second tranche)	$1,711,929	$40,000	$—	$—	$—	$20,000	$1,771,929
Falcon Farms	5,369,639	187,500	180,000	2,265,400	45,000	82,500	8,130,039
Kimberly Vineyard (second tranche)	7,351,748	—	—	2,584,000	—	—	9,935,748

	$14,433,316	$227,500	$180,000	$4,849,400	$45,000	$102,500	$19,837,716

  2013 Real Estate Activity

        In 2013, 79 of the gross 518 acres of our Macomb Farm, a commodity row crop property in Illinois, were expropriated by the Illinois Department of Transportation for purposes of building a new state road. The State of Illinois paid the Company a total of $1,723,800, of which $1,106,300 was attributable to the acreage expropriated and $617,500 was attributable to the diminished value of the remaining acreage. The Company disputed the overall consideration paid by the State of Illinois. A settlement for additional compensation was reached in February 2014 with the State of Illinois, whereby the Company received $257,675 in additional compensation, $61,700 of which related to the acreage expropriated and $183,650 of which related to the diminution in value of the remaining acreage. The Company realized gains of $47,701 and $463,478 during the years ended December 31, 2014 and 2013 related to the Macomb Farm expropriation.

        On February 22, 2013, the Company closed on Blue Cypress Farm, a defunct citrus orchard located in Brevard County, Florida (aggregating 2,694 gross acres—2,036 tillable) for the purchase price of $7,183,450. The Company incurred $148,750 in acquisition costs associated with this purchase. The property was purchased to be redeveloped for varied vegetable row crops. The purchase of this property was treated as a business combination

        On October 14, 2013, the Company closed on the first tranche of a property for Hawk Creek Ranch located in Yolo County, California (aggregating 344 gross acres—261 tillable) for the purchase price of $3,230,000. The Company incurred $51,929 in acquisition costs associated with this purchase. The property was farmed for row crops, but it has been cleared and leveled for development for pistachios and the trees have now been planted. The purchase of this property was treated as a business combination.

        On November 1, 2013, the Company closed on Blue Heron Farms located in Kings County, California (430 gross acres—380 tillable) for the purchase price of $13,875,000. The Company incurred $186,212 in acquisition costs associated with this purchase in 2013 and $220 in 2014. The property is currently farmed for walnuts. The purchase of this property was treated as a business combination.

        On November 5, 2013, the Company closed on Pintail Vineyards located in Yolo County, California (aggregating 91 gross acres—87 tillable) for the purchase price of $1,045,000. The Company incurred $42,758 in acquisition costs associated with this purchase in 2013 and $3,291 in 2014. The property was farmed for row crops, but has been cleared and leveled for development for Pinot Grigio

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

and Petite Syrah grapes and the vines have now been planted. The purchase of this property was treated as a business combination.

        We determined the allocation of the purchase price of the assets acquired net of liabilities assumed during the year ended December 31, 2013 to be as follows:

Farm	Land	Land improvements	Buildings	Trees and vines	Fixtures and equipment	Development costs	Below-market lease	Total purchase price
Blue Cypress Farm	$6,828,050	$234,600	$15,000	—	$105,800	—	—	$7,183,450
Hawk Creek Ranch (first tranche)	3,195,000	20,000	—	—	15,000	—	—	3,230,000
Blue Heron Farms	6,285,000	850,000	426,000	$4,396,500	7,500	$2,035,000	$(125,000)	13,875,000
Pintail Vineyards	945,000	35,000	60,000	—	5,000	—	—	1,045,000

	$17,253,050	$1,139,600	$501,000	$4,396,500	$133,300	$2,035,000	$(125,000)	$25,333,450

  Pro-Forma Financials (Unaudited)

        We acquired no farms during the year ended December 31, 2015, one farm during the year ended December 31, 2014 and four farms during the year ended December 31, 2013 in transactions that qualified as business combinations. For the Hawk Creek Ranch business acquisition we did not present pro forma information for the years ended December 31, 2015 and 2014, since the total impact to the revenues and income would not be material to the financial statements. The total revenues and losses from the acquisitions completed through December 31, 2013 included in the consolidated statements of operations were $22,069 and $(44,234). If the acquisitions had occurred as of the beginning of the period, the Company's results of operations would be shown as in the following table. These unaudited

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions actually been made at the beginning of the period.

For the Year Ended December 31, 2013
Operating Data:
Total operating revenue	$6,538,390
Total operating expenses	5,716,574

Operating income	821,816
Other expenses (income)	(13,101)

Income before gain on sale of land	834,917
Gain on sale of land	463,478

Net income	1,298,395
Net income attributable to non-controlling interests	425,113

Net income attributable to the Company	$873,282

Share and Per Share Data:
Weighted Average Shares of Common Stock Outstanding—basic & diluted	10,039,722
Basic & diluted earnings per common share	$0.09

  Real Estate Holdings by Geographic Location and Crop Type

        The following table summarizes the geographic locations of our properties with leases in place as of December 31, 2015 and 2014:

	As of and For the Year Ended December 31, 2015					As of and For the Year Ended December 31, 2014
State	No. of Farms	Total Tillable Acres	% of Total Tillable Acres	Rental Revenue	% of Total Rental Revenue	No. of Farms	Total Tillable Acres	% of Total Tillable Acres	Rental Revenue	% of Total Rental Revenue
California	10	3,703	28.0%	$7,060,832	73.7%	9	3,062	24.3%	$4,654,951	67.5%
Illinois	3	3,198	24.1%	1,386,278	14.5%	3	3,198	25.4%	1,385,238	20.1%
Florida	3	3,937	29.7%	643,494	6.7%	3	3,937	31.2%	648,750	9.4%
Arkansas	1	1,248	9.4%	208,500	2.2%	1	1,248	9.9%	208,500	3.0%
Georgia/Alabama	1	1,165	8.8%	282,282	2.9%	1	1,165	9.2%	—	—

	18	13,251	100.0%	$9,581,386	100.0%	17	12,610	100.0%	$6,897,439	100.0%

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

        The following table summarizes the crop types grown on our properties as of December 31, 2015 and 2014:

	As of and For the Year Ended December 31, 2015				As of and For the Year Ended December 31, 2014
Crop type	Total Tillable Acres	% of Total Tillable Acres	Rental Revenue	% of Total Rental Revenue	Total Tillable Acres	% of Total Tillable Acres	Rental Revenue	% of Total Rental Revenue
Almonds	1,186	9.0%	$3,971,002	41.4%	1,056	8.4%	$2,562,472	37.2%
Commodity row crops(1)	4,446	33.6%	1,594,778	16.6%	4,446	35.3%	1,593,738	23.1%
Wine grapes	468	3.5%	1,085,912	11.3%	468	3.7%	685,490	9.9%
Pistachios	511	3.9%	973,162	10.2%	—	—	—	—
Specialty vegetables	1,608	12.1%	770,900	8.1%	1,608	12.8%	785,904	11.4%
Walnuts	380	2.9%	528,959	5.5%	380	3.0%	774,779	11.2%
Citrus	939	7.1%	376,313	3.9%	939	7.4%	394,431	5.7%
Pecans	1,165	8.8%	282,282	3.0%	1,165	9.2%	—	—
Non-income producing development	2,548	19.1%	(1,922)	—%	2,548	20.2%	100,625	1.5%

	13,251	100.0%	$9,581,386	100.0%	12,610	100.0%	$6,897,439	100.0%

(1)
corn, soybeans, cotton, wheat and rice are the predominant commodity row crops.

  Concentrations

  Geographic risk

        10 of our 18 farms owned as of December 31, 2015, are located in California. As of December 31, 2015, our farmland in California accounted for 3,703 acres, or 28.0% of the total tillable acreage we owned. Furthermore, these farms accounted for approximately $7.1 million, or 73.7%, of the rental revenue recorded during the year ended December 31, 2015. Rental revenue from our farms in California accounted for $4.7 million or 67.5% of the total rental revenue recorded by us during the year ended December 31, 2014. In addition, our farms in Illinois accounted for approximately 14.5% of the rental revenue recorded during the year ended December 31, 2015, and approximately 20.1% of the rental revenue recorded during the year ended December 31, 2014. Our farms in Florida accounted for 3,937 acres or 29.7% of the total tillable acreage as of December 31, 2015. Though we seek to continue to further diversify geographically, should an unexpected natural disaster occur where our properties are located, there could be a material adverse effect on our financial performance and ability to continue operations. No other single state accounted for more than 10.0% of the total rental revenue recorded during the years ended December 31, 2015 or 2014.

  Credit risk

        All of our farms are leased to unrelated, third-party tenants. One of our farms is leased to a tenant, Green Leaf Farms Inc. and affiliates ("Green Leaf"). As of December 31, 2015, 1,186 acres were leased to Green Leaf, representing 9.0% of the total tillable acreage we owned. At December 31, 2014, this was 1,056 tillable acres representing 8.4% of the total tillable acreage. Aggregate rental revenue attributable to Green Leaf accounted for $4.0 million or 41.4% and $2.6 million or 37.2% of the total rental revenue recorded during the years ended December 31, 2015 and 2014, respectively.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

4. INVESTMENTS IN REAL ESTATE (Continued)

Two of our farms are leased to two different tenants but who have the same principal owner, Steven McIntyre ("McIntyre"). As of December 31, 2015, 468 acres were leased to McIntyre, representing 3.5% of the total tillable acreage we owned. Furthermore, aggregate rental revenue attributable to McIntyre accounted for $1.0 million or 10.4% and $0.6 million or 8.5% of the rental revenue recorded during the years ended December 31, 2015 and 2014, respectively. If either of these tenants fails to make rental payments or elects to terminate either of their leases, and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on our financial performance and ability to continue operations. One of our farms is leased to a tenant, Pleasant Valley Pistachio LLC ("Pleasant Valley") which lease was entered into contemporaneously with the purchase of our Kingfisher Ranch property. As of December 31, 2015, 511 acres were leased to Pleasant Valley, representing 3.9% of the total tillable acreage we owned. Aggregate rental revenue attributable to Pleasant Valley accounted for $1.0 million or 10.2% of the total rental revenue recorded during the year ended December 31, 2015. No other individual tenant represented greater than 10.0% of the total rental revenue recorded during the years ended December 31, 2015 or 2014.

  Crop type risk

        Aggregate rental revenue attributable to almonds, commodity row crops, wine grapes and pistachios accounted for $4.0 million, $1.6 million, $ 1.1 million and $1.0 million or 41.4%, 16.6%, 11.3% and 10.2%, respectively, for the year ended December 31, 2015. Aggregate rental revenue attributable to almonds, commodity row crops, specialty vegetables and walnuts accounted for $2.6 million, $1.6 million, $0.8 million and $0.8 million or 37.2%, 23.1%, 11.4% and 11.2%, respectively, of the total rental revenue for the year ended December 31, 2014. 9.0%, 33.6%, 3.5% and 3.9% of our total tillable acreage is planted with almonds, commodity row crops, wine grapes and pistachios as of December 31, 2015, respectively. 8.4%, 35.3%, 12.8% and 3.0% of our total tillable acreage is planted with almonds, commodity row crops, specialty vegetables and walnuts as of December 31, 2014, respectively. No other individual crop type represented greater than 10.0% of the total rental revenue recorded during the years ended December 31, 2015 or 2014.

5. ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities as of December 31, 2015 and 2014 consisted of the following:

	2015	2014
Accrued dividends payable	$220,954	$197,380
Accrued accounting fees	450,000	217,000
Accrued sub-advisory fees	497,777	—
Accrued real estate taxes	235,272	142,436
Accrued legal fees	105,795	4,351
Accrued interest payable	26,719	11,702
Accrued offering costs	76,138	1,045,383
Accrued other	764,650	1,238,328

Total	$2,377,305	$2,856,580

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

6. BORROWINGS UNDER CREDIT FACILITY

        The Company entered into a $25.0 million revolving credit facility on December 5, 2013 to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.6127% and 0.2552% at December 31, 2015 and 2014, respectively). The Company is required to pay any interest due quarterly in arrears beginning January 1, 2014 and any unpaid interest and drawn principal is due and payable in full on January 1, 2019 ("Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Maturity Date. The credit facility is secured by a first mortgage over, and assignment of leases from, the Pleasant Plains Farm, Macomb Farm, Kane County Farms, Sweetwater Farm and Tillar Farm properties. The Company pays a 0.25% per annum non usage fee. There was no amount outstanding under this credit facility at December 31, 2015 and $20.4 million was outstanding under this credit facility as of December 31, 2014.

        On January 14, 2015, the Company entered into a second $25.0 million revolving credit facility to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning April 1, 2015 and any unpaid interest and drawn principal is due and payable in full on January 1, 2020 ("Second Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Second Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the Quail Run Vineyard, first tranche of Golden Eagle Ranch and Blue Heron Farms properties. The Company pays a 0.25% per annum non-usage fee. The amount outstanding under this credit facility at December 31, 2015 was $25.0 million.

        On August 18, 2015, the Company entered into a third $25.0 million revolving credit facility to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning October 1, 2015 and any unpaid interest and drawn principal is due and payable in full on August 1, 2020 ("Third Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Third Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the second tranche of Kimberly Vineyard, Roadrunner Ranch, Condor Ranch, Blue Cypress Farm, Grassy Island Groves and Falcon Farms properties. The Company pays a 0.25% per annum non-usage fee. The amount outstanding under this credit facility at December 31, 2015 was $2.2 million.

        On December 22, 2015, the Company entered into a fourth revolving credit facility in the amount of $15.0 million to provide funds for potential acquisitions, development of existing properties and other corporate purposes. The facility bears interest on the drawn amount at the rate of 130 basis points (1.3%) above the Three Month London Interbank Offered Rate (0.6127% at December 31, 2015). The Company is required to pay any interest due quarterly in arrears beginning April 1, 2016 and any unpaid interest and drawn principal is due and payable in full on January 1, 2021 ("Fourth Maturity Date"). The minimum advance under the terms of the facility is $500,000 and may be repaid at any time prior to the Fourth Maturity Date. The credit facility is secured by a first mortgage over and assignment of leases from the Kingfisher Ranch, Sandpiper Ranch and Hawk Creek Ranch

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

6. BORROWINGS UNDER CREDIT FACILITY (Continued)

properties. The Company pays a 0.25% per annum non-usage fee. There is no amount outstanding under this credit facility at December 31, 2015.

        The fair value of the borrowings under the credit facilities fall within Level 3 of the fair value hierarchy. Since the revolving nature of the borrowings allows prepayment at the Company's option at any time, since the borrowings bear interest at a variable rate, and since the spread on all the borrowings did not change throughout the year, the fair value of the borrowings under the credit facility as of December 31, 2015 and 2014 was approximately $27.2 million and $20.4 million, respectively, comparable to our carrying values of $27.2 million and $20.4 million, respectively.

        Pursuant to an amendment to the credit facilities completed in December 2015, the Company is required to maintain loan to value ratios of (i) 50% or less measured by the aggregate amount payable to the lender by the Company pursuant to all four existing credit facilities compared to the aggregate appraised value of the properties pledged as security under the four credit facilities and (ii) 60% or less measured by the amount payable to the lender by the Company pursuant to each individual credit facility compared to the appraised value of all of the properties pledged as security under each respective credit facility. In addition, aggregate indebtedness of the Company must be less than 40% of the aggregate value of the Company's investment in real estate. The values used to determine compliance with the covenants are based on independent third-party appraisals performed at least annually. We believe we are in compliance with the covenants of each of these credit facilities.

7. RELATED PARTY TRANSACTIONS

        Prior to the Internalization Transaction, the limited partnership agreement of the Operating Partnership provided that the Operating Partnership pay AFA a management fee in arrears calculated at the annual rate of (i) 1% of the Company's share of the Gross Asset Value, as defined, of the Operating Partnership as of the end of the immediately preceding calendar quarter and (ii) 0.5% of the Founders' share of the Gross Asset Value of the Operating Partnership as of the end of the immediately preceding calendar quarter. The management fee for the period ended October 22, 2015 and the years ended December 31, 2014 and 2013 amounted to $1,393,776, $1,296,857 and $1,211,390, respectively, of which $0 and $331,143 was payable on December 31, 2015 and 2014, respectively. Prior to the Internalization Transaction, AFA utilized the management fees it received from the Operating Partnership to pay the Agricultural Sub-Adviser their fees. After the Internalization Transaction, AFA became a wholly-owned subsidiary of the Operating Partnership and continues to pay the Agricultural Sub-Adviser a sub-advisory fee (see below).

        Prior to the Internalization Transaction, AFA was entitled to a performance fee equal to 15% of the Funds From Operations (as defined) allocated to the capital account of the Company in the Operating Partnership each fiscal year and 10% of the Funds From Operations allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on Funds From Operations amounted to $549,620, $531,905 and $405,851 for the period ended October 22, 2015 and the years ended December 31, 2014 and 2013, respectively, of which $0 and $531,905 was payable on December 31, 2015 and 2014, respectively.

        Prior to the Internalization Transaction, AFA was entitled to an additional performance fee equal to two-thirds of 15% of the net capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal year and to one-third of 15% of the net realized capital appreciation allocated to the capital account of the Company in the Operating Partnership each fiscal

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

7. RELATED PARTY TRANSACTIONS (Continued)

year. AFA was also entitled to two-thirds of 10% and one-third of 10% of net capital appreciation and net realized capital appreciation, respectively, allocated to each Founder's capital account in the Operating Partnership each fiscal year. The performance fee on net capital appreciation (realized and unrealized) amounted to $941,360, $699,493 and $443,500 for the period ended October 22, 2015 and the years ended December 31, 2014 and 2013, respectively, of which $0 and $699,493 was payable on December 31, 2015 and 2014, respectively.

        These performance fees are reflected in management and performance fees related party on the consolidated statements of operations.

        Immediately preceding the closing of the Offering on October 23, 2015 (the "Closing Date"), the Company internalized its management functions previously provided by AFA. This was accomplished by having the previous owners of AFA (including AFC TRS LLC) which held a 0.2% interest in AFA, contribute 100% of their interests in AFA to the Operating Partnership. On the Closing Date, any performance fees related to Funds from Operations and capital appreciation that were previously assessable against the capital accounts of the partners in the Operating Partnership, ceased. The previous owners of AFA received 986,438 Common Units in the Operating Partnership in aggregate in connection with the Offering valued at $8.00 per Common Unit or $7,891,504.

        The excess of the fair value of the consideration for the Internalization Transaction amounting to $7,891,504 over the net liabilities assumed of $1,043,241, amounts to $8,934,745. The excess amount together with $860,000 in transaction costs, which represent the fair value of the cost to terminate the various management contracts with AFA, associated with the Internalization Transaction totaling $9,794,745, have been expensed in the consolidated statement of operations and have been allocated based on the percentage ownership of the Operating Partnership prior to the Offering.

        We determined the fair value of the assets acquired and liabilities assumed relating to the Internalization Transaction to be as follows:

	Cash	Fixed Assets	Other assets	Legacy performance fee payable to Agr. Sub-Adviser	Other accrued expenses	Total fair value
AFA	$102,050	$1,228	$176,268	$(1,104,280)	$(219,748)	$(1,044,482)
AFC TRS LLC	—	—	1,241	—	—	1,241

	$102,050	$1,228	$177,509	$(1,104,280)	$(219,748)	$(1,043,241)

        In addition, the Agricultural Sub-Adviser to AFA, Prudential Mortgage Capital Company, LLC, entered into an Amended and Restated Sub-Advisory Agreement ("Amended Sub-Advisory Agreement") effective on the Closing Date whereby the Agricultural Sub-Adviser now receives a sub-advisory fee equal to the annual rate of 1.0% of the appraised value of the Operating Partnership's properties at the end of each calendar quarter. The fee for the period October 23, 2015 to December 31, 2015 amounted to $413,930. Pursuant to the Amended Sub-Advisory Agreement, the Agricultural Sub-Adviser is entitled to performance fees as of the Closing Date as if all fees under the original Sub-Advisory Agreement were earned and payable (the "Legacy Performance Fee"). The Legacy Performance Fee is payable in equal annual amounts over the next four years commencing in 2016. Interest is payable at the simple rate of 5% on unpaid balances beginning on the Closing Date.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

7. RELATED PARTY TRANSACTIONS (Continued)

The balance of the Legacy Performance Fee payable to the Agricultural Sub-Adviser is shown in the Consolidated Balance Sheet and was $1,106,307 as of December 31, 2015.

        The Operating Partnership paid Optima Fund Management LLC ("Optima"), an affiliate of the Managing Member of AFA prior to the Closing Date, $24,274, $30,000 and $21,000 for the period January 1, 2015 to October 22, 2015 and the years ended December 31, 2014 and 2013, respectively, as a fee for providing administrative and accounting services to the Company and the Operating Partnership. Subsequent to the Closing Date, AFA paid Optima $12,406 for the period October 23, 2015 through December 31, 2015 pursuant to the Transitional Services Agreement in respect of occupancy, data processing and the accounting and other administrative services. In addition AFA reimbursed Optima $252,406 for salaries, benefits and other miscellaneous expenses incurred by the Company's employees for the period October 23, 2015 through December 31, 2015. Subsequent to January 1, 2016, the employees of the Company are paid directly by AFA.

8. STOCKHOLDERS' EQUITY

        There were 300,000,000 shares of common stock, par value $0.01 per share, authorized with 16,890,847 issued and outstanding as of December 31, 2015 and 10,436,902 shares issued and outstanding as of December 31, 2014. There were 35 8% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share, authorized with zero issued and outstanding as of December 31, 2015 and 29 issued and outstanding as of December 31, 2014. 29 shares of the 8% Series A Cumulative Non-Voting Preferred Stock were redeemed at a 10% premium on October 23, 2015.

  2015 Initial Public Offering

        On October 19, 2015, the Company priced the Offering of 6,000,000 shares of its common stock at a public offering price of $8.00 per share, which closed on October 23, 2015, resulting in gross proceeds of $48.0 million and net proceeds, after deducting underwriting discounts and offering expenses borne by the Company, of approximately $39.2 million. $25.0 million of these proceeds were used to pay down the existing credit facility, $31,900 was used to redeem the 8% Series A Cumulative Non-Voting Preferred Stock, $1.5 million was used to make a deposit on the Sun-Dial acquisition (see Note 14), and the remainder was used for other general corporate purposes.

  Non-Controlling Interests in Operating Partnership

        The Company consolidates its Operating Partnership, a majority owned partnership. The Company owned 83.8% and 80.8% of the common limited partnership interests ("Common Units") in the Operating Partnership at December 31, 2015 and 2014, respectively. Since inception and prior to the Internalization Transaction, the Founders contributed $21,145,000 in capital to the Operating Partnership.

        On or after 12 months after becoming a holder of Common Units, each limited partner, other than the Company, has the right, subject to the terms and conditions set forth in the partnership agreement of the Operating Partnership, to require the Operating Partnership to redeem all or a portion of such units in exchange for cash, or at our option, for shares of our common stock on a one-for-one basis. The cash redemption per Common Unit would be based on the market price of our common stock at the time of redemption. The number of shares of our common stock issuable upon redemption of Common Units held by limited partners may be adjusted upon the occurrence of certain

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

8. STOCKHOLDERS' EQUITY (Continued)

events such as stock dividends, stock subdivisions or combinations. A limited partner will not be entitled to exercise redemption rights if the delivery of common stock to the redeeming limited partner would breach restrictions on the ownership of common stock imposed under the Company's charter and the transfer restrictions and other limitations thereof.

        If the Company gives the limited partners notice of its intention to make an extraordinary distribution of cash or property to its stockholders or effect a merger, a sale of all or substantially all of its assets, or any other similar extraordinary transaction, each limited partner may exercise its right to redeem its Common Units, regardless of the length of time such limited partner has held its Common Units.

        Regardless of the rights described above, the Operating Partnership will not have an obligation to issue cash to a unitholder upon a redemption request if the Company elects to redeem the Common Units for shares of common stock. When a unitholder redeems a Common Unit, non-controlling interest in the Operating Partnership is reduced and stockholders' equity is increased.

        The Operating Partnership is required to make distributions on each Common Unit in the same amount as those paid on each share of the Company's common stock, with the distributions on the Common Units held by the Company being utilized to make distributions to the Company's common stockholders.

        As of December 31, 2015 there are 3,269,556 Common Units outstanding.

  Dividends

        The Company's Board of Directors declared and paid the following dividends to common stockholders for the years ended December 31, 2013, 2014 and 2015:

Fiscal Year	Declaration Date	Record Date	Payment Date	Dividend per Common Share
2013	May 28, 2013	June 18, 2013	June 27, 2013	$0.1000
	December 3, 2013	December 3, 2013	December 23, 2013	0.1250

				$0.2250

2014	May 20, 2014	May 20, 2014	June 25, 2014	$0.1250
	December 9, 2014	December 9, 2014	December 30, 2014	0.1250

				$0.2500

2015	May 19, 2015	June 22, 2015	June 30, 2015	$0.1250
	October 4, 2015	October 1, 2015	October 8, 2015	0.0625
	December 10, 2015	December 22, 2015	December 29, 2015	0.0625

				$0.2500

        The Company paid distributions of $0.25 per share in calendar year 2015, of which 53% was ordinary income and 47% was a return of capital for U.S. federal income tax purposes. The Company paid distributions of $0.25 per share in calendar year 2014, of which 74% was ordinary income and 26% was a return of capital for U.S. federal income tax purposes. The Company paid distributions of $0.225 per share in calendar year 2013, of which 42% was ordinary income and 58% was return of capital for U.S. federal income tax purposes.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

8. STOCKHOLDERS' EQUITY (Continued)

  Equity Incentive Plan

        The Company may issue equity-based awards to officers, employees, non-employee directors and other key persons under the Company's 2014 Equity Incentive Plan (the "Plan"), which became effective on the Closing Date. We have initially reserved 806,400 shares of common stock equal to 4.0% of the outstanding shares of common stock and Common Units. The Plan provides for the grant of stock options, share awards (including restricted stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity based awards, including LTIP units, which are convertible on a one-for-one basis into Common Units. The terms of each grant will be determined by the compensation committee of the Board of Directors. No awards were made pursuant to the Plan during the year ended December 31, 2015 and as of December 31, 2015, there were 806,400 of shares available for future grant under the Plan.

        From time to time, the Company may award non-vested shares under the Plan, as compensation to officers, employees, non-employee directors and other key persons. The shares vest over a period of time as determined by the Compensation Committee of the Board of Directors at the date of grant. The Company will recognize compensation expense for awards issued to officers, employees, non-employee directors and other key persons for non-vested shares, which vest based on the passage of time, on a straight-line basis over the vesting period based upon the fair market value of the shares on the date of award issuance, adjusted for forfeitures.

9. COMMITMENTS AND CONTINGENCIES

        We are not currently a party to any legal proceeding. Under the leases in place for the farms in our portfolio, a tenant typically is obligated to indemnify us, as the property owner, from and against all liabilities, costs and expenses imposed upon or asserted against us as owner of the farms due to certain matters relating to the operation of the property by the tenant.

        We may be a party from time to time to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. There can be no assurance that these matters that arise in the future, individually or in aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows in any future period.

10. LEASES

        The Company's properties are leased to tenants under operating leases, which expire on various dates through 2020. Future minimum rents to be received from tenants under non-cancelable leases in effect at December 31, 2015, are as follows:

2016	$5,301,000
2017	4,171,000
2018	3,797,000
2019	1,848,000
2020	622,000

$15,739,000

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

10. LEASES (Continued)

        In addition to the minimum lease payments described above, the Kimberly Vineyard, Golden Eagle Ranch, Condor Ranch, Quail Run Vineyard, Falcon Farms, Kingfisher Ranch and Blue Heron Farms leases require the tenants to pay participating rent (in some cases above a threshold), based on a percentage of gross revenues, as defined, derived from the leased property. Participating rent was $4,307,950, $3,608,309 and $2,070,989 for the years ended December 31, 2015, 2014 and 2013, respectively.

11. (LOSS) EARNINGS PER SHARE OF COMMON STOCK

        The following table sets forth the computation of basic and diluted (loss) earnings per common share for the years ended December 31, 2015, 2014 and 2013, respectively:

	For the Years Ended December 31,
	2015	2014	2013
Net (loss) income attributable to the Company	$(7,874,609)	$710,717	$553,451
Denominator for basic & diluted weighted average shares	12,041,532	10,404,087	10,039,722

Basic & diluted (loss) earnings per common share	$(0.65)	$0.07	$0.06

        For the year ended December 31, 2015, the inclusion of the Common Units is antidilutive to loss per common share and has therefore been excluded in the presentation of loss per common share.

12. QUARTERLY FINANCIAL INFORMATION (Unaudited)

        The following table reflects the quarterly results of operations for the years ended December 31, 2015 and 2014:

	Quarter Ended
Year Ended December 31, 2015:	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Operating revenues	$2,327,396	$2,811,020	$1,959,642	$3,050,978
Operating expenses	(1,737,563)	(2,365,967)	(1,724,775)	(12,819,765)
Other expenses	(95,314)	(117,278)	(189,311)	(191,515)
Loss on sale of assets	—	—	—	(29,414)

Gain (loss) before income taxes	494,519	327,775	45,556	(9,989,716)
Income tax provision	79,832	—	—	86,016

Net income (loss)	414,687	327,775	45,556	(10,075,732)
Less net income (loss) attributable to non-controlling Interests	128,757	133,981	54,203	(1,730,046)

Net income (loss) attributable to the Company	$285,930	$193,794	$(8,647)	$(8,345,686)

Earnings (loss) per weighted average common shares—basic and diluted	$0.03	$0.02	$0.00	$(0.54)
Weighted average common shares outstanding—basic and Diluted	10,890,847	10,890,847	10,890,847	15,456,064

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

12. QUARTERLY FINANCIAL INFORMATION (Unaudited) (Continued)

        The $9,794,745 Internalization Transaction expense incurred during the fourth quarter of 2015 had a significant impact on the fourth quarter and full year 2015 results of operations.

	Quarter Ended
Year Ended December 31, 2014:	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Operating revenues	$1,488,255	$2,256,195	$1,239,122	$2,277,491
Operating expenses	(1,393,801)	(1,556,414)	(1,159,684)	(2,024,963)
Other expenses	(16,273)	(24,856)	(25,365)	(50,620)
Gain (loss) on sale of assets	55,662	(1,045)	(6,916)	—

Net income	133,843	673,880	47,157	201,908
Less net income attributable to non-controlling interests	53,746	162,171	36,867	93,287

Net income attributable to the Company	$80,097	$511,709	$10,290	$108,621

Earnings per weighted average common shares—basic and diluted	$0.01	$0.05	$0.00	$0.01
Weighted average common shares outstanding—basic and Diluted	10,369,475	10,406,152	10,419,996	10,419,996

13. SEGMENT INFORMATION

        The Company has identified four reporting segments: commodity row crops, specialty/vegetable row crops, permanent crops and properties under development. Each of these segments has different return on capital expectations, may have different forms of revenue (fixed and/or participating) or require an extended number of years before they produce revenue from trees and/or vines as a result of a development or redevelopment program.

        Below is a summary of total assets by segment as of December 31, 2015 and 2014, respectively.

	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
December 31, 2015	$190,286,101	$32,604,314	$12,855,152	$85,642,987	$43,849,168	$15,334,480
December 31, 2014	$151,096,812	$32,773,547	$12,989,903	$60,624,524	$36,860,983	$7,847,855

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

13. SEGMENT INFORMATION (Continued)

        Below is a summary of operating income by segment for the years ended December 31, 2015, 2014 and 2013, respectively.

Year Ended December 31, 2015	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$5,273,436	$1,594,778	$770,900	$2,531,445	$376,313	$—
Participating rent	4,307,950	—	—	4,309,872	(1,922)	—
Recovery of real estate taxes	484,983	—	93,444	378,364	13,175	—
Other income	82,667	300	45,182	20,000	17,185	—

Total operating revenues	10,149,036	1,595,078	909,526	7,239,681	404,751	—

OPERATING EXPENSES:
Depreciation	2,027,091	3,389	94,402	1,646,096	283,092	112
Management and performance fees-related party	2,884,756	—	—	—	—	2,884,756
Property operating expenses	1,594,177	275,773	170,900	899,242	248,262	—
Acquisition-related expenses	—	—	—	—	—	—
Professional fees	1,020,882	—	2,351	25,634	14,283	978,614
Internalization expense	9,794,745	—	—	—	—	9,794,745
Sub-advisory fees	413,930	—	—	—	—	413,930
General and administrative	912,489	—	—	—	—	912,489

Total operating expenses	18,648,070	279,162	267,653	2,570,972	545,637	14,984,646

Operating (loss) income	(8,499,034)	1,315,916	641,873	4,668,709	(140,886)	(14,984,646)
Total other expense	593,418	—	—	—	—	593,418

Loss before loss on sale of assets	(9,092,452)	1,315,916	641,873	4,668,709	(140,886)	(15,578,064)
Loss on sale of assets	(29,414)	—	(8,497)	(20,917)	—	—

Loss before income taxes	(9,121,866)	$1,315,916	$633,376	$4,647,792	$(140,886)	$(15,578,064)

Income tax provision	165,848

Net loss	(9,287,714)
Less net loss attributable to non-controlling interests	(1,413,105)

Net loss attributable to the Company	$(7,874,609)

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

13. SEGMENT INFORMATION (Continued)

Year Ended December 31, 2014	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$3,289,130	$1,593,738	$785,904	$546,638	$362,850	$—
Participating rent	3,608,309	—	—	3,476,103	132,206	—
Recovery of real estate taxes	310,643	—	96,394	201,469	12,780	—
Other income	52,981	13,371		10	39,600	—

Total operating revenues	7,261,063	1,607,109	882,298	4,224,220	547,436	—

OPERATING EXPENSES:
Depreciation	1,530,911	3,071	90,213	1,217,095	220,532	—
Management and performance fees-related party	2,528,255	—	—	—	—	2,528,255
Property operating expenses	1,351,655	266,559	164,877	457,886	462,333	—
Acquisition-related expenses	44,712	—	—	220	44,492	—
Professional fees	406,008	—	2,166	14,182	3,424	386,236
General and administrative	273,321	—	—	—	—	273,321

Total operating expenses	6,134,862	269,630	257,256	1,689,383	730,781	3,187,812

Operating income	1,126,201	1,337,479	625,042	2,534,837	(183,345)	(3,187,812)
Total other expense	117,114	—	—	—	—	117,114

Net income before gain on sale of land	1,009,087	1,337,479	625,042	2,534,837	(183,345)	(3,304,926)
Gain on sale of land	47,701	59,368	—	(11,667)	—	—

Net income	1,056,788	$1,396,847	$625,042	$2,523,170	$(183,345)	$(3,304,926)

Less net income attributable to non-controlling interests	346,071

Net income attributable to the Company	$710,717

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

13. SEGMENT INFORMATION (Continued)

Year Ended December 31, 2013	Total	Commodity Row	Specialty/ Vegetable Row	Permanent	Development	Corporate
OPERATING REVENUES:
Fixed rent	$3,191,581	$1,615,224	$681,860	$700,499	$193,998	$—
Participating rent	2,070,989	—	—	2,071,158	(169)	—
Recovery of real estate taxes	317,561	—	100,625	197,309	19,627	—
Other income	135,803	96,497	—	—	39,306	—

Total operating revenues	5,715,934	1,711,721	782,485	2,968,966	252,762	—

OPERATING EXPENSES:
Depreciation	1,265,275	3,070	77,695	1,053,829	130,681	—
Management and performance fees-related party	2,060,741	—	—	—	—	2,060,741
Property operating expenses	1,083,729	261,739	165,804	429,373	226,813	—
Acquisition-related expenses	431,309	—	—	187,872	243,437	—
Professional fees	342,291	—	3,103	3,039	1,290	334,859
General and administrative	175,491	—	—	—	—	175,491

Total operating expenses	5,358,836	264,809	246,602	1,674,113	602,221	2,571,091

Operating income	357,098	1,446,912	535,883	1,294,853	(349,459)	(2,571,091)
Total other expense (income)	(13,101)	—	—	—	—	(13,101)

Net income before gain on sale of land	370,199	1,446,912	535,883	1,294,853	(349,459)	(2,557,990)
Gain on sale of land	463,478	463,478	—	—	—	—

Net income	833,677	$1,910,390	$535,883	$1,294,853	$(349,459)	$(2,557,990)

Less net income attributable to non-controlling interests	280,226

Net income attributable to the Company	$553,451

14. SUBSEQUENT EVENTS

        No material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in financial statements, except as disclosed below.

        The Board of Directors declared a dividend of 6.25 cents per share for the first quarter of 2016 payable on March 31, 2016 to shareholders of record as of March 21, 2016, and a distribution of 6.25 cents per Common Unit for the first quarter of 2016 payable on March 31, 2016 to unit holders of record as of March 21, 2016.

        On January 27, 2016, the Company completed the acquisition of a portfolio of mature permanent crop properties aggregating to approximately 2,186 gross acres and approximately 1,718 net plantable acres for a combined gross purchase price of $63.5 million, excluding transaction costs. The acquisition was funded from cash on hand in the amount of $9.8 million and additional borrowings of $53.7 million under the Company's existing revolving credit facilities. The seven properties are located across multiple counties in California, each with its own on-site water well(s) and/or surface water, and will be operated as four distinct farms based on crop type and location. Crops planted include almonds, lemons, mandarins and several other fresh citrus varieties as well as a small planting of prunes. The purchase of these properties will be treated as an asset acquisition. Green Leaf has executed operating lease agreements contemporaneously with this acquisition to operate all four farms.

American Farmland Company

Notes to Consolidated Financial Statements (Continued)

14. SUBSEQUENT EVENTS (Continued)

        On March 2, 2016, the Compensation Committee of the Board of Directors approved the award of 47,444 shares to officers, employees and a non-employee director under the Company's Plan at a price of $5.95 per share for services related to the Offering. These shares are immediately vested, but can only be disposed of after April 19, 2016. The award will be recognized as $282,292 of share-based compensation expense in the first quarter of 2016. Following the withholding of shares for tax withholdings, 31,050 additional shares were issued and outstanding, bringing the total shares of common stock outstanding to 16,921,897.

        On March 23, 2016, the Compensation Committee of the Board of Directors approved the award of 163,487 restricted stock units ("RSUs") to officers, employees and a non-employee director under the Company's 2014 Equity Incentive Plan. The RSUs are subject to vesting over a four-year period based entirely upon the attainment of pre-determined levels of total shareholder returns, as will be measured as of each year end compared to the Company's common share price on December 31, 2015, and with one-quarter of the RSUs subject to vesting each year. The RSUs are not entitled to receive dividends while unvested. The Company may recognize stock-based compensation expense associated with this award of RSUs in future periods.

******

Schedule III—Real estate and accumulated depreciation

December 31, 2015
(All Numbers in Thousands)

										Gross Amount at Which Carried at Close of Period
												Life on Which Depreciation in Latest Income Statements is Computed
	Initial Cost to Company					Cost Capitalized Subsequent to Acquisition
										Accumulated Depreciation	Date Acquired
Farms	Encumbrances		Land	Improvements	Total	Improvements	Land	Improvements	Total
Kimberly Vineyard (Monterey, CA)		(3)	$9,180	$3,788	$12,968	$—	$9,180	$3,788	$12,968	$373	08/10/2010 & 12/9/2014	8 - 30 years
Condor Ranch (Ventura, CA)		(3)	3,333	1,520	4,853	4,920	3,333	6,440	9,773	256	11/30/2011 & 12/16/2011	15 - 30 years
Golden Eagle Ranch (Stanislaus, CA)		(2)	10,380	11,627	22,007	11	10,380	11,638	22,018	2,702	03/09/2012, 08/14/2012 & 8/18/2015	5 - 25 years
Quail Run Vineyard (Monterey, CA)		(2)	6,499	1,377	7,876	2,067	6,499	3,444	9,943	304	11/16/2012	8 - 30 years
Blue Heron Farms (Kings, CA)		(2)	6,285	7,715	14,000	32	6,285	7,747	14,032	533	11/01/2013	7 - 30 years
Falcon Farms (Dougherty, GA; Lowndes, AL)		(3)	5,370	2,760	8,130	199	5,370	2,959	8,329	130	11/14/2014	20 years
Sandpiper Ranch (Santa Cruz, CA)		(4)	7,399	406	7,805	13	7,399	419	7,818	125	12/22/2011 & 4/2620/12	5 - 25 years
Sweetwater Farm (Jackson, FL)		(1)	4,796	329	5,125	216	4,796	545	5,341	244	12/30/2010	8 - 15 years
Blue Cypress Farm (Brevard, FL)		(3)	6,828	355	7,183	4,301	6,828	4,656	11,484	84	02/22/2013	15 - 25 years
Pleasant Plains Farm (Douglas, McClean, Cass, Morgan & Sangamon, IL)		(1)	8,750		8,750		8,750	0	8,750		07/09/2010
Macomb Farm (McDonough, IL)		(1)	2,547		2,547	10	2,547	10	2,557		12/16/2010
Kane County Farms (Kane, IL)		(1)	17,139	30	17,169		17,139	30	17,169	5	06/28/2011	25 years
Tillar Farm (Drew, AR)		(1)	4,080		4,080	19	4,080	19	4,099	7	05/04/2011	10 years
Roadrunner Ranch (Tulare, CA)		(3)	2,414		2,414	5,106	2,414	5,106	7,520	144	04/07/2011 & 09/13/2011	8 years
Grassy Island Groves (Okeechobee, FL)		(3)	1,396	906	2,302	2,629	1,396	3,535	4,931	136	12/17/2012	20 years
Pintail Vineyards (Yolo, CA)			945	100	1,045	966	945	1,066	2,011	13	11/05/2013	5 - 20 years
Hawk Creek Ranch (Yolo, CA)		(4)	4,907	95	5,002	2,986	4,907	3,081	7,988	63	10/14/2013 & 02/25/2014	5 - 10 years
Kingfisher Ranch (Fresno, CA)			8,015	11,853	19,868	10	8,015	11,863	19,878	149	8/21/2015	5 - 20 years

Totals			$110,263	$42,861	$153,124	$23,485	$110,263	$66,346	$176,609	$5,268

(1)
The lender under the first revolving credit facility has a first mortgage on these properties as security for the credit facility outstanding as of December 31, 2015.

(2)
The lender under the second revolving credit facility has a first mortgage on these properties as security for the credit facility outstanding as of December 31, 2015.

(3)
The lender under the third revolving credit facility has a first mortgage on these properties as security for the credit facility outstanding as of December 31, 2015.

(4)
The lender under the fourth revolving credit facility has a first mortgage on these properties as security for the credit facility outstanding as of December 31, 2015.

        The net basis of the Company's assets and liabilities for U.S. federal income tax purposes is approximately $2,737,000 higher than the amount reported for financial statement purposes.

Reconciliation of "Real estate and accumulated depreciation"

	Year Ended December 31,
	2015	2014	2013
Real estate:
Balance at beginning of year	$143,640,511	$116,815,790	$88,095,301
Additions during the year	25,076,396	20,832,897	25,458,450
Development costs and other expenditures	8,222,312	6,195,474	4,481,159
Payment for diminished remaining acreage of Macomb Farms	—	(183,650)	(617,500)
Cost associated with expropriated acreage from Macomb Farms	—	—	(601,620)
Cost related to scrapped assets	(328,636)	(20,000)	—

Total	$176,610,583	$143,640,511	$116,815,790

Accumulated depreciation:
Balance at beginning of year	$3,535,653	$2,013,075	$747,800
Additions charged to costs and expenses	2,027,091	1,530,911	1,265,275
Reduction related to scrapped assets	(294,892)	(8,333)	—

Total	$5,267,852	$3,535,653	$2,013,075